Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2012 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The 2012 Third Quarter Results conference call can be accessed via webcast on November 9, 2012 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS
STRONG RESULTS FOR THIRD QUARTER OF 2012
17% Increase in Funds From Operations

TORONTO, November 9, 2012 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A)  (Euronext: BAMA) today announced its financial results for the quarter ended September 30, 2012.

	Three months ended September 301		Nine months ended September 301
US$ millions (except per share amounts)	2012	2011	2012	2011

Funds from operations2,3	$282	$241	$809	$781
Net income2	334	253	888	1,369
Total return2,3	578	210	1,561	1,477

Per Brookfield share
Funds from operations2,3	$0.40	$0.35	$1.13	$1.13
Net income2	0.48	0.36	1.25	2.03
Total return2,3	0.92	0.34	2.48	2.37

1.	Financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted
2.	Attributable to Brookfield shareholders. Excludes amounts attributable to non-controlling interests
3.	Non-IFRS measure. See Basis of Presentation on page 4 for details

“Acquisitions made in the last three years are beginning to generate significant cash flows. Our strategy of investing in high quality assets that compound in value over time, positions Brookfield to continue to deliver strong cash flow growth through periods of economic uncertainty,” said Bruce Flatt, CEO of Brookfield. “Furthermore, our clients are allocating increasing amounts of their capital to property and infrastructure assets globally, which is enabling us to increase our assets under management.”

Financial Results

Total Return for Brookfield shareholders was $578 million, or $0.92 per share, which brings our Total Return for the nine months of 2012 to $1.6 billion, or $2.48 per share. Total Return includes our share of funds from operations (“FFO”), which was $282 million for the quarter, as well as $328 million of valuation gains; less $32 million of preferred share dividends.

1 | Brookfield Asset Management Inc. – 2012 Q3 Results

FFO totalled $723 million on a consolidated basis, of which $282 million (or $0.40 per share) accrued to Brookfield shareholders, compared to $241 million of FFO for Brookfield shareholders in the 2011 quarter. The increase in FFO from the prior year reflects improved operating performance and economics in most of our core operations, including increased cash flows in our property operations and the impact of increased housing activity in the United States on operations within our private equity group. We did, however, experience water flows in our renewable power operations that were well below long-term average, leading to a reduction in FFO from this segment, and we incurred a $34 million charge on the early redemption of corporate debt which was refinanced with lower cost long-term debt. The comparative quarter in 2011 reflected more normalized hydroelectric generation levels and $50 million of mark-to-market losses on investment positions.

The valuation gains of $328 million (or $0.52 per share) included in Total Return during the current quarter include fair value changes recorded in net income and other comprehensive income, as well as changes in incremental values that we record in respect of items not otherwise revalued in our financial statements. These reflect continued increases in commercial property valuations and housing related private equity investments.

The intrinsic value of our common equity was $42.86 per share at September 30, compared to $40.99 at the beginning of the year, and $41.81 at June 30. The increase in the third quarter reflects the total return generated during the period and the positive impact of stronger foreign exchange rates on non-U.S. operations, partially offset by common equity dividends.

Consolidated net income was $872 million, of which $334 million (or $0.48 per share) accrued to Brookfield shareholders. Net income includes FFO as well as non-cash revaluation items such as accounting depreciation and changes in the appraised values of commercial properties. This compares to $253 million for Brookfield shareholders (or $0.36 per share) in the third quarter of 2011.

Operating Highlights

We continued to expand our asset management franchise with both listed and private entities.

Investors are increasing their allocations of capital to investment strategies that we employ and we continue to expand our flagship listed issuers and private funds. Committed and invested client capital of our listed issuers and private funds increased by $4.3 billion or 19% since year end. Quarterly highlights include the successful first close on one private fund and the final closes on two private funds focused on private equity and multifamily residential. We are in the midst of capital campaigns for a number of private funds seeking a further $5 billion of third party capital. We hope to launch our third flagship listed entity, Brookfield Property Partners, by the end of the fourth quarter and expect it to rank as one of the largest and highest quality listed global public property businesses.

We generated $7.8 billion of capital since June 30 through asset sales, equity issuance, fund formations and debt financings, and a total of $20.1 billion year to date.

We are improving our liquidity and lowering our financing costs with the benefit of supportive credit markets, low coupon rates and continued investor interest in companies that produce stable cash flows and growth. We continue to see opportunities to refinance at attractive rates, which lowers our cost of capital, extends term and funds new growth initiatives.

We continued to invest in high quality assets in our major operating businesses, increasing the capital deployed by both our listed entities and private funds. We also completed a number of organic growth initiatives that increased the value of our assets and the associated cash flows.

We announced or completed acquisitions and capital expansions totalling $4.7 billion in the quarter, deploying $2.7 billion of equity capital on behalf of clients and Brookfield shareholders. More importantly, we believe these new businesses have significant growth potential. Assets that we acquired over the past three years are now making significant contributions to our cash flow.

2 | Brookfield Asset Management Inc. – 2012 Q3 Results

Subsequent to quarter end, we acquired an Australian property developer with $1 billion of assets, including a prime office site in Sydney and a portfolio of hotels and residential developments and increased our interest in a flagship development property, 100 Bishopsgate, in the City of London. Also in the fourth quarter, we reached an agreement to acquire an industrial property business with assets in the southwestern U.S. and Mexico for approximately $870 million.

Our renewable power operations received regulatory approval for the acquisition of four hydroelectric facilities in the southeastern United States with 378 megawatts of capacity for $600 million and invested in a listed company with wind farms adjacent to our facilities in California.

Our infrastructure business acquired a district heating and cooling business in Toronto from the city and an investment partner, an acquisition that draws on our expertise across renewable power, utilities and property. We advanced the $1.7 billion purchase of a 3,200 kilometre toll road network in Brazil. In addition, we closed the acquisition of a UK utility and obtained regulatory clearance for the recapitalization of the utility which we plan to merge with our existing natural gas connections unit. We are also considering asset dispositions, that could include a portion of our timber holdings, which we would redeploy into other growth opportunities.

Our infrastructure group completed a $600 million expansion of our Australian railroad, transforming the cash flow profile of this business by securing the revenue streams with long-term “take or pay” contracts from major industrial and resource customers. We have also completed the majority of construction on our Texas transmission network and expect it will contribute to cash flow in 2013.

Organic growth initiatives in our property business included the leasing of 1.8 million square feet of commercial property, bringing the year-to-date total to 5.6 million square feet at rents 33% higher than expiring leases. We completed the renovation of our flagship First Canadian Place office tower in Toronto, and closed over $700 million in commercial office property financings, netting proceeds of approximately $300 million.

Our U.S. retail business is executing on its growth strategy by attracting high quality new tenants, increasing occupancy across the portfolio and extending the term of leases. Initial rents for leases commencing occupation in 2012 increased by 10% over the comparable expiring rents, increasing net operating income by 4% for their regional mall portfolio and FFO by 9%.

In our renewable power business, we are moving forward with $0.4 billion of hydroelectric development projects in North and South America, and considering opportunistic acquisitions in Europe.

We see continued evidence of strength in U.S. housing markets, which is improving the performance of a number of our cyclical investments that are linked to this part of the economy. We have approximately $3 billion invested in companies that benefit from the recovery in U.S. residential real estate.

Intrinsic Value of Common Equity

The intrinsic value of Brookfield’s common equity was $42.86 per share at September 30, 2012. This includes net invested capital of $36.40 per share and $6.46 per share related to the company’s asset management franchise.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on February 28, 2013, to shareholders of record as at the close of business on February 1, 2013. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investors/Stock and Dividend Information.

3 | Brookfield Asset Management Inc. – 2012 Q3 Results

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to total return, funds from operations, invested capital and intrinsic value.

Total return is defined as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non-U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS. Brookfield uses total return to assess the performance of the overall business as well as its individual business units.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and are adjusted to exclude deferred income taxes and to include adjustments to present the fair value of assets and liabilities that are carried at historical book values or otherwise not reflected in the company’s IFRS balance sheets. Common equity on this basis is referred to as net invested capital.

Intrinsic value includes net invested capital as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net invested capital based on current capital under management, associated fee arrangements, and potential growth.

Total return, funds from operations, invested capital and intrinsic value and their per share equivalents are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of total return, funds from operations, invested capital and intrinsic value and a reconciliation between total return and comprehensive income attributable to Brookfield shareholders, funds from operations and net income attributable to Brookfield shareholders, and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

September 30, 2012 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our unaudited interim financial statements for the quarter ended September 30, 2012, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

4 | Brookfield Asset Management Inc. – 2012 Q3 Results

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

5 | Brookfield Asset Management Inc. – 2012 Q3 Results

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30	December 31
US$ millions	2012	2011
Assets
Cash and cash equivalents	$2,760	$2,027
Other financial assets	3,555	3,773
Accounts receivable and other	7,071	6,723
Inventory	6,518	6,060
Investments	11,006	9,401
Investment properties	30,984	28,366
Property, plant and equipment	26,486	22,832
Timber	3,142	3,155
Intangible assets	4,186	3,968
Goodwill	2,561	2,607
Deferred income tax asset	1,870	2,110
Total Assets	$100,139	$91,022

Liabilities and Equity
Accounts payable and other	$10,480	$9,266
Corporate borrowings	4,219	3,701
Non-recourse borrowings
Property-specific mortgages	31,752	28,415
Subsidiary borrowings	5,441	4,441

Deferred income tax liability	5,696	5,817

Capital securities	1,301	1,650
Interests of others in consolidated funds	390	333
Equity
Preferred equity	2,700	2,140
Non-controlling interests in net assets	20,948	18,516
Common equity	17,212	16,743
Total equity	40,860	37,399
Total Liabilities and Equity	$100,139	$91,022

6 | Brookfield Asset Management Inc. – 2012 Q3 Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended		Nine months ended
For the period ended September 30 US$ millions (except per share amounts)	2012	2011	2012	2011
Total revenues	$4,701	$4,423	$13,205	$11,799

Asset management and other services	146	119	331	290
Revenues less direct costs
Property	499	418	1,468	1,183
Renewable power	94	193	512	610
Infrastructure	210	177	618	549
Private equity	230	98	511	332
Equity accounted income	256	393	904	1,621
Investment and other income	145	51	398	255
	1,580	1,449	4,742	4,840
Expenses
Interest	593	622	1,860	1,732
Operating costs	128	115	368	343
Current income taxes	31	26	100	80
Net income prior to other items	828	686	2,414	2,685
Other items
Fair value changes	493	318	693	876
Depreciation and amortization	(327)	(224)	(911)	(676)
Deferred income taxes	(122)	(64)	(225)	(171)
Net income	$872	$716	$1,971	$2,714

Net income attributable to:
Brookfield shareholders	$334	$253	$888	$1,369
Non-controlling interests	538	463	1,083	1,345
	$872	$716	$1,971	$2,714

Net income per share
Diluted	$0.48	$0.36	$1.25	$2.03
Basic	$0.49	$0.36	$1.28	$2.10

7 | Brookfield Asset Management Inc. – 2012 Q3 Results

RECONCILIATION OF NET INCOME TO TOTAL RETURN1

(Unaudited)	Three months ended		Nine months ended
For the period ended September 30 US$ millions (except per share amounts)	2012	2011	2012	2011
Net income attributable to Brookfield shareholders (see page 7)2	$334	$253	$888	$1,369
Fair value changes included in other comprehensive income2	(90)	(508)	(15)	(419)
	244	(255)	873	950
remove: deferred income taxes included in net income2	91	5	177	(16)
add: fair value changes not included in IFRS comprehensive income	275	486	605	620
	610	236	1,655	1,554
less: preferred share dividends	(32)	(26)	(94)	(77)
Total return3	$578	$210	$1,561	$1,477
– Per share	$0.92	$0.34	$2.48	$2.37

(Unaudited)	Three months ended		Nine months ended
For the period ended September 30 US$ millions	2012	2011	2012	2011
Total return consists of
Funds from operations3 (see below)	$282	$241	$809	$781
Valuation gains3	328	(5)	846	773
less: preferred share dividends	(32)	(26)	(94)	(77)
	$578	$210	$1,561	$1,477

Notes:

1.	See Basis of Presentation on page 4 for details
2.	Excludes amounts attributable to non-controlling interests
3.	Total return, funds from operations and valuation gains are non-IFRS measures

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited)	Three months ended		Nine months ended
For the period ended September 30 US$ millions	2012	2011	2012	2011
Net income prior to other items (see page 7)	$828	$686	$2,414	$2,685
Adjust for: fair value changes within equity accounted income	(102)	(226)	(464)	(1,104)
Disposition gains recorded in equity under IFRS2	(3)	5	8	69
	723	465	1,958	1,650
Non-controlling interest	(441)	(224)	(1,149)	(869)
Funds from operations3	$282	$241	$809	$781

Notes:

1.	See Basis of Presentation on page 4 for details
2.	Excludes deferred income taxes
3.	Non-IFRS measure

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